OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

UniData Tech, Inc.

13393 Samantha Ave
San Diego, CA 92129

www.UniData.tech



667 shares of Class B Non-Voting Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum: 23,419 shares of Class B Non-Voting Common Stock ($351,285)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum: 667 shares of Class B Non-Voting Common Stock ($10,005)

Company	UniData Tech, Inc.
Corporate Address	13393 Samantha Ave., San Diego, CA. 92129
Description of Business	Eco-Friendly Supercomputing
Type of Security Offered	Class B Non-Voting Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$15.00
Company Repurchase Right	The Company may, at any time after the closing of this Offering, and in connection with a bona fide institutional financing, repurchase the Class B Non-Voting Common Stock, by delivering the undersigned written notice of such repurchase along with payment for the securities. The payment for the securities shall be based on the valuation of the Company in such institutional financing. Upon delivery of such notice and payment, the Class B Common Stock shall automatically be deemed repurchased and cancelled.
Minimum Investment Amount (per investor)	$150

The 10% Bonus for StartEngine Shareholders

UniData Tech, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $15 / share, you will receive 10 Class B Non-Voting Common Stock bonus share, meaning you'll own 110 shares for $1,500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

UniData is building a new supercomputing ecosystem with a novel micro-leasing approach and new technologies in hardware, firmware, and software. UniData's processing model can eliminate the need to add new infrastructure and can spread energy loads across the grid to process advanced data tasks more efficiently than the competition, reducing environmental impact and increasing profits.

Sales, Supply Chain, & Customer Base

UniData transforms small pieces of real estate all across the country into UniData's collective datacenter, paying the building owner a fee for the space and power used and profiting UniData directly. UniData maintains ownership of its distributed mining equipment and utilizes this equipment to process whatever blockchain, artificial intelligence, or big data task that will profit UniCoin's shareholder the most.

Competition

We are not currently aware of any significant direct competition focused on distributed processing technologies. There are centralized companies that are selling processing power but they are more expensive and far less environmentally friendly than UniData's distributed model is likely to be.

Liabilities and Litigation

UniData Tech does not currently carry any significant liabilities and is involved in no litigation at this time.

The team

Officers and directors

| Steve Fambro | Co-CEO, Secretary, CFO and Director |
| Chris Anthony | Co-CEO, President and Director |

Steve Fambro
Born in College Park, GA, Steve joined the US Army at 17 to see the world. After a 4 year enlistment, he was honorably discharged from the Army while still in Germany and deciding to work and travel in Europe for 3 more years- opening his eyes to opportunities much bigger than he thought possible. He loves efficiency and attention to detail, a theme that repeats itself in the work that he's done and the companies that he's started. Steve has a knack for developing radical ideas that provide a sustainable competitive advantage, then raising money, and building a team to execute that idea. He fancies himself a pilot, loves trail running (or as his wife calls it trail falling), and enjoys just about every kind of food on the planet. He is also a voracious student of history and Stoic philosophy. Steve has served as our Secretary, CFO and as a Director, full-time since our inception in February 2018, and as our Co-CEO since February 2018. Steve was a venture partner and COO at Ocean Holding, LLC in Abu Dhabi UAE, an Ag Tech/Cleantech fund from January 2015 to December 2017. Steve and his family returned from the middle east late last year and he has been Co-CEO and Director of UniData Tech Inc. since February of 2018.

Chris Anthony
Born in Nashville, TN, Chris is an only child and the first from his Blue Ridge Mountain family to graduate from high school. He then went on to attend college at the University of North Carolina where he earned his BS degree in Finance. There he achieved Scholar-Athlete and Deans List Honors on several occasions along with winning three NCAA Championships in Track and Field. During and since college he has founded six new companies, ranging from Network Services to Marine Manufacturing, each with their own success story of innovation and brand building. Now Chris' companies hold many industry accolades like: The Eastern Carolina's first Dual OC 48 Internet connections and the regions first industrial fiber to laser links, the most efficient commuter vehicle ever(at 300mpg), the world's first electric hybrid marine propulsion systems for sport boats, and modular battery management systems. Chris has been the Founder and Director of the Board of Flux Power Inc. since August 2009. He has also been the full-time Co-CEO, President and Director of UniData Tech Inc. since February of 2018. Chris also served as CEO and a director of N-Gen Technologies, Inc., from June 2017 to March 2018, which is in the business of developing an alternative energy device. UniData is Chris's primary and full time role.

Number of Employees: 14

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our auditor has issued a "going concern" opinion.** Our auditor has issued a "going concern" opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing. To date, we have not generated revenues from our principal operations and have sustained losses since inception. Because losses will continue until such time that we can complete the design of our mining system, establish relationships with manufacturing facilities to manufacture our mining system and begin implementing our mining system, and because we have no committed source of financing, we will rely on financing to support our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued. Throughout 2018, we intend to fund our operations through the sale of our securities to third parties and related parties. If we cannot raise additional capital, we may consume all the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

- **We face intense competition, and many of our competitors have substantially greater resources than we do.** We compete with major and widely used and existing cryptocurrency mining facilities and devices, and mining pools. Most of our current and potential competitors have longer operating histories and substantially greater financial, technical, purchasing, manufacturing, personnel and other resources than we do. As a result, they may be able to devote greater resources to the development and operation of their mining operations, than we can. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

- **If we do not retain key personnel, our business will suffer.** The success of our business is heavily dependent on the leadership of our key management personnel, specifically Steve Fambro and Christopher Anthony. If any of these people were to leave us, it would be difficult to replace them, and our business would be harmed. We will also need to retain additional highly-skilled individuals if we are to effectively grow. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense, and we anticipate that certain of our competitors may directly target our employees and officers, all of whom are at-will employees and not parties to employment agreements with us. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees and officers.

- **Our business strategy depends on our ability to lease space in commercial**

buildings. Our business strategy depends on our ability to locate and lease space in suitable commercial buildings that have excess capacity and meet our power needs. If we are unable to do so, we may be unable to generate enough revenues to achieve and sustain profitability.

- **We may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in our loss of significant rights and the assessment of damages.** We currently do not hold, nor have applied, for any patent protection for our technology, and nothing will prevent others from developing similar devices using the same technology. If we receive notice of claims of infringement, misappropriation or misuse of other parties' proprietary rights, some of these claims could lead to litigation. We cannot assure you that we will prevail in these actions. Intellectual property litigation, regardless of outcome, is expensive and time-consuming, could divert management's attention from our business and have a material negative effect on our business, operating results or financial condition. If there is a successful claim of infringement against us, we may be required to pay substantial damages (including treble damages if we were to be found to have willfully infringed a third party's patent) to the party claiming infringement, develop non-infringing technology, stop selling our products or using technology that contains the allegedly infringing intellectual property or enter into royalty or license agreements that may not be available on acceptable or commercially practical terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis could harm our business. Parties making infringement claims on future issued patents may be able to obtain an injunction that would prevent us from selling our products or using technology that contains the allegedly infringing intellectual property, which could harm our business.

- **We are exposed to risks associated with product liability claims in the event that our computing system results in injury or damage.** Since our products are electrical devices, it is possible that users, installers or services providers, could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. We will rely on general liability insurance to cover product liability claims and may not obtain separate product liability insurance. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, could require us to make significant payments.

- **Developing new products and technologies entails significant risks and uncertainties.** We are currently in the research and development stage and have not yet manufactured a prototype for our mining system, and face significant barriers as we attempt to produce our mining system, including, regulatory and compliance barriers. In addition, we do not yet have any prototypes and do not have a final design, a manufacturing facility or manufacturing processes. Delays or cost overruns in the development of our mining system and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, technology obsolescence, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

- **Cybercrime.** Computing and management of processing networks are inherently subject to the risk of cybercrime that is difficult to manage and mitigate. This may result in concerted attempts and even successful attempts to hack our systems, and software used to manage them, which could result in the loss of cryptocurrencies mined using our platform.

- **Terms of subsequent financings may adversely impact your investment.** We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment, including a lower purchase price.

- **Risks of Borrowing.** We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

- **Management Discretion as to Use of Proceeds.** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- **Limited Transferability and Liquidity.** Each investor agrees that it will acquire our Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our Common Stock. No public market exists for our Common Stock and no market is expected to develop.

- **Control by Majority Stockholders.** Even if this offering is fully subscribed, Steve Fambro and Christopher Anthony, who serve as our sole officers and directors, will hold a substantial majority of our common stock. In addition, the holders of Class B Non-Voting Common Stock have no voting rights. Therefore, investors will not be able to control our management. In addition, the common stock being issued in this offering is non-voting, and therefore, the investors will have no right to participate in the vote of our directors or to otherwise vote or approve any matters that are generally approved by stockholders.

- **Projections: Forward Looking Information.** Any projections or forward looking statements regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.
- **We have the right to repurchase the Class B Common Stock.** Under the Subscription Agreement, we have the right to repurchase the Class B Common Stock, in connection with a bona fide institutional financing, at a purchase price per share based on the valuation of the Company in such institutional financing. If such institutional financing values us at below the valuation at which you purchase Class B Common Stock in this offering, you would not receive a full return on your investment. Even if the value of the Class B Common Stock has increased and you receive a return on your investment, it may not be the return you expected, and you will not be able to participate in any further upside resulting from a future increase in our valuation.
- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.


OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES


Ownership

- Christopher Anthony, 49.09% ownership, Class A Voting Common Stock
- Steve Fambro, 49.09% ownership, Class A Voting Common Stock

Classes of securities

- Class A Voting Common Stock: 1,000,000

  Voting Rights

  The holders of shares of the Company's Class A Common Stock ("**Voting**

Common Stock" and, collectively with the Class B Non-Voting Common Stock, the "**Common Stock**"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Class B Non-Voting Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any preferred stock that may be issued in the future, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A and Class B Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of stock that we may designate in the future.

- Class B Non-Voting Common Stock: 18,647

Voting Rights

The holders of shares of the Company's Class A Common Stock ("**Voting Common Stock**" and, collectively with the Class B Non-Voting Common Stock, the "**Common Stock**"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Class B Non-Voting Common Stock are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A and Class B Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of stock that we may designate in the future.

Repurchase Right

The Company may, at any time after the closing of this Offering, and in connection with a bona fide institutional financing, repurchase the Class B Non-Voting Common Stock, by delivering the undersigned written notice of such repurchase along with payment for the securities. The payment for the securities shall be based on the valuation of the Company in such institutional financing. Upon delivery of such notice and payment, the Class B Common Stock shall automatically be deemed repurchased and cancelled.

What it means to be a Minority Holder

As a minority holder of Class B Non-Voting Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-02-26.

Financial Condition

Results of Operation

We have no historical operations have not yet generated revenues. We do not anticipate generating revenue until we have completed the development of our MINTs and begin deploying them with our processing partners, which is anticipated in mid-2019. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation. This is based on a steady ramp of contracted design talent, operational assistance, and marketing expertise along with the continued development and prototyping expense of the MINT processing platform. With a full raise of $351,285 , we expect that $200,000 of that will go towards development and deployment and $150,000 will be spent on operations and marketing with the rest spent on legal, professional and StartEngine fees.

Financial Milestones

We will be investing in the continued development of our, yet to be launched, MINT platform and the backend systems to support it with initial investments raised and early revenues from our processing. We just deploy our equipment and take in the processing revenues as they are produced. We intend to use any excess revenues to continue building our brand, network, and technological edge but could be generating sizeable net income losses before we reach positive cash flow. In August 2018 we closed on a crowdfunding round through the StartEngine platform. We received just over $156,221 from a $183,710 raise from 484 investments.

Liquidity and Capital Resources

We are currently generating operating losses which requires the continued infusion of new capital to continue business operations. If we are successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other methods available to the company. We believe that if we raise the full amount we are seeking in this offering, we will be able to sustain the business for 12 months but should the round close quickly we anticipate we will accelerate R&D spending as we seek to raise future rounds of funding more quickly. Should this crowdfunding round go slowly and not close to its potential we intend to alter our plans to slow our spend and seek to gain at least 12 months of operating capital from other sources. In August 2018 we closed on a crowdfunding round through the StartEngine platform. We received just over $156,221 from a $183,710 raise from 484 investments. Of this amount raised, we still have just over $51,213 in our bank account and $10,963.56 still pending release from StartEngine.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

- 2018-03-28, Regulation Crowdfunding, 183710 Class B Non-Voting Common Stock. Use of proceeds: The proceeds of the offering were used for general working capital.

Valuation

$15,279,705.00

The company has chosen this by taking into consideration their perceived innovative approach to the market and the technical skill of their team to execute on it. The company has also considered the value of comparable companies at similar stages of development and the potential value of their intellectual property. Unfortunately, there are no other companies of which they are aware of that have business models similar to theirs, so the company's ability to compare their valuation to companies comparable to the company is limited. And the company has not undertaken any efforts to obtain an independent third-party valuation of the Company. In this sense, the valuation of the Common Stock is arbitrary and merely reflects the opinion of the Company as to the value of the Common Stock.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$ 10,000	$ 351,285
Less: Offering Expenses		
Start Engine Fees(6% total fees)	$ 600	$ 21,077
Professional Fees	$ 3,000	$ 3,000
Net Proceeds	$ 6,400	$ 327,208
Use of Net Proceeds:		
R&D and Production	$ 4,000	$ 200,000
Marketing	$ 1,000	$ 20,000
Working Capital	$ 1,400	$ 107,208
Total Use of Net Proceeds	$ 6,400	$ 327,208

We are seeking to raise a minimum of $10,005 (target amount) and up to $351,285 (over-allotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our over-allotment amount of $351,285 , we believe the amount will last us 12 months and plan to use the net proceeds of approximately $327,208 over the course of that time. Marketing funds will be used to hire a marketing agency specializing in digital and social media outreach to engage with investors and interested customers. R&D funds will be used to develop updates to our current prototype, testing, validation, and to begin the design of our production capabilities. We expect to use our working capital for general overhead and administrative expenses.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website www.unicoin.life in the section labeled Annual Report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR UniData Tech, Inc.

[See attached]

UNICOIN BLOCKCHAIN, INC.

FINANCIAL STATEMENTS (UNAUDITED)

February 26, 2018

Together with
Independent Accountants' Review Report



Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Unicoin Blockchain, Inc.
Index to Financial Statements
(unaudited)



Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Stockholders
Unicoin Blockchain, Inc.
San Diego, California

We have reviewed the accompanying financial statements of Unicoin Blockchain, Inc. (the "Company"), a Delaware Corporation which comprise the balance sheet as of February 26, 2018 ("Inception") and the related statement of operations, stockholders' equity and cash flows for Inception, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements does not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbmckennon

dbb*mckennon*
San Diego, California
March 13, 2018

20321 SW Birch Street, Suite 200   Newport Beach, California 92660-1756   P: 949.200.3280   F: 949.200.3281   www.dbbmckennon.com

Santa Monica   **Newport Beach**   **San Diego**

UNICOIN BLOCKCHAIN, INC.
BALANCE SHEET
(unaudited)

	February 26, 2018
Assets	
Current assets:	
Cash	$ -
Total assets	$ -
Liabilities and Stockholders' Equity	
Current liabilities:	
Accounts payable	$ -
Total liabilities	-
Commitments and contingencies (Note 3)	-
Stockholders' Equity:	
Class A Common Stock, $0.0001 par value, 2,500,000 shares authorized, 1,000,000 shares issued and outstanding	100
Class B Common Stock, $0.0001 par value, 2,500,000 shares authorized, 0 shares issued and outstanding	-
Subscription receivable	(100)
Retained earnings	-
Total stockholders' equity	-
Total liabilities and stockholders' equity	$ -

See accompanying independent accountants' review report and notes to the financial statements

2

UNICOIN BLOCKCHAIN, INC.
STATEMENT OF OPERATIONS
(unaudited)

	February 26, 2018
Revenues	$ -
Operating Expenses -	
General and administrative	-
Total operating expenses	-
Net income	$ -

UNICOIN BLOCKCHAIN, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
(unaudited)

| | Class A Common Stock | | Class B Common Stock | | Subscription | Retained | Stockholders' |
	Shares	Amount	Shares	Amount	Receivable	Earnings	Equity
February 26, 2018	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of Founder shares	1,000,000	100	-	-	(100)	-	-
Net income	-	-	-	-	-	-	-
	1,000,000	$ 100	-	$ -	$ (100)	$ -	$ -

UNICOIN BLOCKCHAIN, INC.
STATEMENT OF CASH FLOWS
(unaudited)

	February 26, 2018
Cash Flows from Operating Activities	
Net income	$ -
Net cash used in operating activities	-
Increase in cash and cash equivalents	-
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ -
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -
Non cash investing and financing activities:	
Subscription receivable	$ 100

See accompanying independent accountants' review report and notes to the financial statements

NOTE 1 – ORGANIZATION AND BUSINESS

Unicoin Blockchain, Inc. was incorporated on February 26, 2018 ("Inception") in the State of Delaware. The financial statements of Unicoin Blockchain, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, California

The Company is building an ecosystem of rapidly deployable crypto mining and artificial intelligence solutions that makes the centralized data center model of today obsolete. Through our micro-space and power lease program we will acquire site agreements to deploy thousands of our crypto mining and artificial intelligence units, or MINTs as we call them, around the world in an eco-friendly manner. Each deployed MINT will generate revenue for the Company that will go towards paying our micro-space and power lease partners, funding further development, and operations. Our goal is to have a worldwide distributed network of processing power that can be utilized for whatever task is the most profitable for the Company at the time.

Going Concern and Management's Plans
We will rely on advances from our founders and other financings to operate in the Company's early stages. The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

See accompanying independent accountants' review report

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of February 26, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties
The Company has only recently been formed, hasn't commenced operations and has no revenue from operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: volatility in the value of crypto assets and availability of leased space and power. In addition, the Company doesn't currently have a prototype or working model of their MINT for which the Company expects to generate revenues from. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company expects to recognize revenues upon receipt of mined crypto assets when (a) persuasive evidence that an agreement exists; (b) the assets have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. To date we have not generated any revenues.

Income Taxes
The Company applies Accounting Standards Codification ("ASC") 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has yet to file any tax filings. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

See accompanying independent accountants' review report

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Class A Common Stock
We have authorized the issuance of 2,500,000 shares of our Class A common stock with $0.0001 par value. At inception, the Company issued 1,000,000 shares of Class A common stock to its founders for subscription receivable of $100. These shares have one vote for each Class A share held.

Class B Common Stock
We have authorized the issuance of 2,500,000 shares of our Class B common stock with $0.0001 par value. These shares do not have voting rights.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after March 13, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

UniData Tech is pending **StartEngine Approval.**


PLAY VIDEO
UniData Tech
Eco-Friendly Big Computing!
Small OPO · San Diego, CA · Clean Technology · Accepting International Investment
0
investors
$0.00
Raised of $10K - $351K goal

Overview · Team · Terms · Updates · Comments · Share

Scalable and Environmentally Friendly Big Computing!

Invest in UniData Tech, Inc.

UniData is building a new platform for sensible, efficient and eco-friendly Big Computing.

We believe every time you search the internet, click a link or purchase something online, you set into motion a sequence of advanced processes that didn't exist five years ago. Artificial Intelligence is seeking to enhance your experiences, machine learning is seeking to make transactions safer, and deep learning is helping to make your product selections and purchases easier.

All this new and exciting technology requires something called Big Computing — and therein lies a problem that's impacting the planet, and the future generations who will inhabit it.



The Offering

Investment

$15/share

If you invest you are betting the company's future value will exceed $15.6M.

This Offering is eligible for the **StartEngine Owners' 10% Bonus.**

*For details on the bonus, please see the **Offering Summary** below.*

Big Computing: a Big Problem for Earth's Climate

A landmark report by the UN Intergovernmental Panel on Climate Change (IPCC) in 2018 warned the world that we all have just 12 years to act before our planet reaches the point of no return.(source) In other words, that's when earth's average temperature will exceed a 1.5-degree increase, reaching a point where we will have no way to stop the process rising sea levels, and all the catastrophes that may bring.

Big Computing is processing all the data flooding through modern websites, social media handles, and physical locations and we believe corporations and small businesses alike now need monstrously large energy-sapping servers.

What's more, the demand for Big Computing is set to double in the next five years. As such, billions of dollars will be injected into developing newer, larger data centers.(source)

Unfortunately, the technology that will be utilized in these new and larger centers has its roots in 1980's server architecture. **Based on our research, this old tech is expensive, inefficient, and is far larger than it needs to be.**

Unlike cars, trains, and factories, the world's biggest servers are hidden away from the public eye. **As a result, we often forget the environmental impact we have when we search Google or make a purchase from Amazon.** Because rest assured, our clicks trigger a server — somewhere out there — to consume vasts amounts of energy, edging us towards that 12-year deadline at an even faster pace.

There's no doubting we need Big Computing — but we also need Big Computing to be environmentally responsible.

Unidata is Ushering an Era of Eco-Friendly, Scalable, and more profitable Big Computing



UniData is focused on modernizing the Big Computing needs of tomorrow with efficient, low cost, and Very High Density Computing solutions (VHDC). The aim of developing VHDC is to reduce their carbon emissions and energy bills by half, without having to sacrifice any processing power. VHDC solutions will also greatly reduce the capital costs required to build new data centers. This is all thanks to our revolutionary hardware that produces more efficient and scalable supercomputing technologies against any of today's Big Computing data centers around the world.

Our systems also represent what can potentially become an international standard for operating a decentralized data centers with twice the efficiency of what's in use today. We're adopting a micro-leasing real estate approach to create a sustainable and profitable distributed data center model. **Instead of building big and wasteful centralized data centers, UniData's VHDCs are deployed in small, fractional spaces inside underutilized buildings benefiting both the property owner and the environment.**

We are building an ecosystem of rapidly deployable Big Computing solutions that make the energy-sapping, centralized data center model of today obsolete.

Big Computing and Data Centers: An Explosive Growth Market with Emerging Problems

Big Computing, consisting of Artificial Intelligence, Machine Learning, and advanced Algorithm Technologies, is among the fastest expanding industries in the world(source), and it's easy to see why. We believe big computing is changing the way we interpret data, select products, and even diagnose medical issues. It is making our lives easier in many ways and allows companies to tap into revenue streams never thought possible.



Everything from your Facebook post to DNA bioinformatics requires this advanced processing. And things have gotten increasingly more complex with Artificial Intelligence and Machine Learning tagging along with each task to make your experiences and results even better.

However, while the sky may be the limit when it comes to the evolution of this technology, **Big Computing's potential and realized applications are creating new obstacles and problems all of their own.**

Data Center Growth At-A-Glance









300% Data	$30B+ Market	10 MegaWatts	$4 Trillion
Increase Data Centers over the next 5 years	Data Center Solutions Market by 2020	New Mega Data Center Power Usage	Data Center Industry Market Cap
Source	Source	Source	Source

The Current Problem



Today's data centers consume a lot of energy, with the largest consuming more energy than some small countries. (source) These centralized, high-energy data centers take up too much space and process far too little per watt. But our decentralized model fits into latent spaces in existing structures like hospitals, schools, factories, and warehouses where power distribution already exists, and cooling is not needed.

We believe traditional data centers are overly centralized, produce excessive heat, and are over-reliant on power sources that concentrate energy use in one area. This has led to some municipalities banning new capital-intensive data centers being built(source), which involve constructing large buildings, immense power, and an enterprise-level cooling infrastructure - all of which are becoming more impractical. **These projects tax the grid, invoke demand fees, ineffectively manage thermal loads, and negatively impact our environment.**

UniData's Distributed CLEAN I.T. Solution Is Better

At UniData, we've developed a solution that's far less capital intensive, far more efficient, and eco-friendly.

Our energy-efficient business model makes use of existing excess space in places like:

- Manufacturing plants;
- Industrial spaces;
- Hospitals; and
- Warehouses
- And More

With the installation of our technology, excess space within an existing infrastructure can be used to generate revenue for a property owner and for UniData itself. All while making use of space and power distribution that would otherwise be going to waste.

Introducing UniData's Modular VHDC

At the core of our decentralized model is a solid-state piece of technology that offers numerous benefits over traditional Data Center units. Our Very High Density Computing solutions, or VHDC, is without moving parts and has a proprietary circuit packaging, cooling, and deployment model, that increases efficiency and radically reduces heat output. Because of this, VHDCs can be deployed in any of the existing infrastructure already outlined above without contributing to infrastructure headaches.



The VHDC, which is in the final stages of development, offers a number of benefits that should make it very appealing to property owners through our micro-leasing business model. The VHDC...

- Uses existing power infrastructure.
- Takes up an imperceptible amount of space.
- Costs a fraction of a tradition Data Center facility build out.
- Allows use-of-grid net-metering, curtailment offsets, and load balancing for ultra-low-cost power
- Processes far more Big Computing demands per square foot than existing technology.
- Invigorates high-tech economic development zones in rural parts of the USA, leveraging federal credits for job creation.

We believe these benefits will allow for the rapid expansion of our decentralized network and will propel UniData's ability to deliver a comprehensive solution to the problems currently presented by Big Computing's rapid expansion.





UniData

The VHDC is currently in final development stages and is planned to be deployed in Q1 of 2019. We have tested the internal components of this VHDC to determine its projected overall performance metrics. The images are computer generated and the final product may vary.

Key Features of the VHDC

Easy to Install

The VHDC will be able to be powered up in a matter of minutes, not hours, and it begins processing immediately.

Proprietary Cooling

Our proprietary Bi-Modal cooling system will allow the VHDC to run in almost any kind of environment.

Solid State Design

With no fans or moving parts, the risk of the VHDC breaking down will be very low.

Half the Space

The VHDC's compact design means that it will be able to be installed almost anywhere.

The Incredible Benefits of the VHDC



Less Power

Our technology uses 60% less power, making it the most environmentally-friendly way to process complex data.



Less Capital

Our decentralized network requires half the capital necessary for building a similarly powerful network the traditional way.



Less Space

One VHDC can reside in very small spaces, meaning our technology uses less than half the space of traditional tech.



More Reliable

Our technology derives its inspiration from deep-space probes. That means it's built to last and incredibly reliable.



More Processing

Our distributed clusters typically yield 60% more processing per watt than traditional data centers.

*efficiency data calculated from internal systems and comparative testing

How We Make Money: Our Shared Profit Model

For property owners looking for a passive income stream, the VHDC is a no-brainer. We will simply install our machines in their space and begin processing for profit, of which the property owner receives a percentage. Our partners will profit from their unused space and power and UniData will build its revenue stream with every location it adds.

With the generated revenues, UniData will continue to improve upon its technology, build more VHDCs, and work with more property owners. It is a self-sustaining business model that is not solely focused on the bottom line but also aims to resolve the increasing challenges of Big Computing.



Appreciable Environmental Benefits



In only a few short years, wasteful energy consumption has become associated with data centers around the world, and many states have been taking firm action. The of State of New York is imposing tariffs on individuals and entities that are participating in Big Computing's energy-hogging practices(source).

With the VHDC, UniData is able to provide something that offers a solution to these burgeoning energy-consumption concerns while having a positive impact on the environment and surrounding communities.

When compared to traditional data centers, we believe a network of 1000 VHDCs working in a decentralized fashion have so much to offer.

1,000 VHDCs vs. a Traditional Data Center

60%	40,000 Tons	4,000 Homes	Reduced Construction
Reduction in Energy Consumption per Hash	Savings in CO2 Emissions	Powered for a Lifetime	VHDCs Can Be Installed *Anywhere*

*Internal efficiency data used for calculations via: https://www.epa.gov/energy/greenhouse-gas-equivalencies-calculator

The Team Behind UniData

The team behind UniData and the VHDC hardware platform are a pair of entrepreneurs who have extraordinary experience of turning bold ideas into realities: Steve Fambro and Chris Anthony, who have previously worked together on creating the world's most efficient commuter car that is capable of achieving 300 miles per gallon.

As individuals, both of UniData's founders have accomplished a great deal in their own rights.
- Chris successfully built his own lithium battery company which he took public and build his boat company from scratch to become one of the top sports-boat manufacturers in the world.
- Steve led the construction and operation of the largest advanced hydroponics farm in the world and ran a CleanTech investment fund for the royal family of Abu Dhabi.

These two dynamic entrepreneurs are back together and using their knowledge and experience in advanced fluid dynamics, thermodynamics, and engineering prowess to deliver a solution to the toughest of challenges in the Big Computing World: How to process all of our advanced data needs in an environmentally-friendly manner that's still immensely profitable.



Technical accomplishments thus far








Testing	Design	Supply Chain	Next Gen
Over 100,000 hours of hardware, software, and cooling testing on our Beta development units	Our design iterations used the best in Computational Fluid Dynamics and CAD design tools	Signed agreements with key top-tier vendors for production design and supply support	Now working on next generation hardware design to increase density and efficiency over Beta

The VHDC is currently in final development stages and is planned to be deployed in Q1 of 2019. We have tested the internal components of this VHDC to determine its projected overall performance metrics. The images are computer generated and the final product may vary.

Invest in UniData Today!



By applying the underlying principles of the efficiency to the infrastructure that supports Big Computing, UniData has devised an elegant solution to the growing pains of a burgeoning industry. Even more, we believe we've developed a business model that can sustain and scale, all while offering a win-win situation for property and business owners, which has the potential to generate a high rate of adoption and profitability.

Today's Big Computing status quo is simply doing too much environmental harm through inefficiency to be tolerable. Just as we freed ourselves from the clutches of Big-Tobacco, and as we are beginning to do so with Big-Oil, the time of reckoning has come for Big-Computing. UniData is leading the way to a more efficient future for Big Computing. We all use data, so we should all feel the urgency to improve.

We believe that our eco-friendly platform will offer a path forward for society, and we believe that UniData has developed the backbone upon which this technology can expand. If you're excited about the future potential of decentralized, scalable, and very profitable Big Computing solutions, then invest in UniData today!










Chris and Steve begin thinking Big Computing innovations
June 2017
March 2018
UniData First Launches on StartEngine
First Test Clusters Go On-line
June 2018
July 2018
Computation Fluid Dynamics Simulations Completed on Beta
Design locked down for Beta builds
August 2018
August 2018
First Beta Unit hardware begins testing
Completed first Beta Cluster Assembly
September 2018
October 2018
start engine
UniData's 2nd StartEngine Campaign
Pre-Production VCHD Product design lock
(ANTICIPATED)
January 2019
March 2019
First Modular VCHD Clusters Go Online
(ANTICIPATED)
Field Testing of first VCHD Systems
(ANTICIPATED)
June 2019



















Meet Our Team





Steve Fambro

Co-CEO, Secretary, CFO and Director

Born in College Park, GA, Steve joined the US Army at 17 to see the world. After a 4 year enlistment, he was honorably discharged from the Army while still in Germany and deciding to work and travel in Europe for 3 more years- opening his eyes to opportunities much bigger than he thought possible. He loves efficiency and attention to detail, a theme that repeats itself in the work that he's done and the companies that he's started. Steve has a knack for developing radical ideas that provide a sustainable competitive advantage, then raising money, and building a team to execute that idea. He fancies himself a pilot, loves trail running (or as his wife calls it trail falling), and enjoys just about every kind of food on the planet. He is also a voracious student of history and Stoic philosophy. Steve has served as our Secretary, CFO and as a Director, full-time since our inception in February 2018, and as our Co-CEO since February 2018. Steve was a venture partner and COO at Ocean Holding, LLC in Abu Dhabi UAE, an Ag Tech/Cleantech fund from January 2015 to December 2017. Steve and his family returned from the middle east late last year and he has been Co-CEO and Director of UniData Tech Inc. since February of 2018.

Chris Anthony

Co-CEO, President and Director

Born in Nashville, TN, Chris is an only child and the first from his Blue Ridge Mountain family to graduate from high school. He then went on to attend college at the University of North Carolina where he earned his BS degree in Finance. There he achieved Scholar-Athlete and Deans List Honors on several occasions along with winning three NCAA Championships in Track and Field. During and since college he has founded six new companies, ranging from Network Services to Marine Manufacturing, each with their own success story of innovation and brand building. Now Chris' companies hold many industry accolades like: The Eastern Carolina's first Dual OC 48 internet connections and the regions first industrial fiber to laser links, the most efficient commuter vehicle ever(at 300mpg), the world's first electric hybrid marine propulsion systems for sport boats, and modular battery management systems. Chris has been the Founder and Director of the Board of Flux Power Inc. since August 2009. He has also been the full-time Co-CEO, President and Director of UniData Tech Inc. since February of 2018. Chris also served as CEO and a director of N-Gen Technologies, Inc., from June 2017 to March 2018, which is in the business of developing an alternative energy device. UniData is Chris's primary and full time role.



Jonathan Brazeau
Lead Designer



Richard Donohoe
Development Strategy



Gary LaDrido
Financial Strategy



John Bragiotti
Data Center Strategy



Miles Wheeler
Computational Analysis



Van Fenix
Software Development



Maxx Vega
Platform Development



Paul Hsieh
Systems Designer





Olu Oyedipe
Apps Development



Uldis Stipnieks
Graphic Designer





Sarah Mori
Exec Admin

Offering Summary

Maximum: 23,419 shares of Class B Non-Voting Common Stock ($351,285)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum: 667 shares of Class B Non-Voting Common Stock ($10,005)

Company	UniData Tech, Inc.
Corporate Address	13393 Samantha Ave., San Diego, CA. 92129
Description of Business	Eco-Friendly Supercomputing
Type of Security Offered	Class B Non-Voting Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$15.00
Company Repurchase Right	The Company may, at any time after the closing of this Offering, and in connection with a bona fide institutional financing, repurchase the Class B Non-Voting Common Stock, by delivering the undersigned written notice of such repurchase along with payment for the securities. The payment for the securities shall be based on the valuation of the Company in such institutional financing. Upon delivery of such notice and payment, the Class B Common Stock shall automatically be deemed repurchased and cancelled.

Minimum Investment Amount (per investor)	$150

The 10% Bonus for StartEngine Shareholders

UniData Tech, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with > $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $15 / share, you will receive 10 Class B Non-Voting Common Stock bonus share, meaning you'll own 110 shares for $1,500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

The world is becoming increasingly more dependent on the BIG Computing responsible for processing everything from your Facebook post to your DNA's Analysis. And things have gotten increasingly more complex with Artificial Intelligence and Machine Learning tagging along with each task to make your experience even better.

Although this computing capability is making our lives easier with facial recognition, better cancer diagnosis, more secure financial transactions, and keeping our country safe, this technology comes at a cost. Today's data centers account for almost 4% of the world's total energy consumption, and that usage is looking like it will double in the next 10 years. Sadly much of the energy that these data centers consume is wasted through inefficient cooling and antiquated hardware. We're all concerned with our environment and ways to cut emission and waste, but no one seems concerned with these big, wasteful and polluting data centers.

No one, except UniData.

UniData's modular system of hardware allows supercomputing performance on a massive scale with less than half of the CO2 emissions of today's wasteful datacenters. Most data centers use almost half of their energy simply for cooling! UniData uses no energy for external cooling. Nada. Zip.. Zero... And how we do this is what makes us unique.

You see, making the most energy efficient computing infrastructure is UniData's sole purpose. We're taking a fresh look at an industry that has been far too stagnant and in doing so we are showing that if just 20% of data centers today adopted our technologies, it would be like taking 300,000 gasoline cars off the road per year, and save enough construction materials to build almost 5,000 new schools, all while saving companies Billions in operating costs! These are real impacts that help our communities and our World!

Just as we freed ourselves from the clutches of Big-Tobacco, and as we are beginning to do so with Big-Oil, the time of reckoning has come for Big-Computing. This environmental harm through inefficiency is no longer tolerable. UniData is leading the way to a more sensible and eco-friendly future for Big Computing. We all use data, so we should all feel the urgency to improve!

Come and participate in the future with UniData. Leading the World to Clean I.T.!!!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT **F** TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE CERTIFICATE OF INCORPORATION OF "UNICOIN
BLOCKCHAIN, INC.", FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY
OF FEBRUARY, A.D. 2018, AT 10:47 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE
KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

6771185 8100

SR# 20181342376

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 202222857

Date: 02-27-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:47 AM 02/26/2018
FILED 10:47 AM 02/26/2018
SR 20181342376 - File Number 6771185

CERTIFICATE OF INCORPORATION
OF
UNICOIN BLOCKCHAIN, INC.

Article I

The name of the corporation is Unicoin Blockchain, Inc. (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 160 Greentree Drive, Suite 101, Dover, DE., County of Kent, 19904. The name of the registered agent of the Corporation at such address is National Registered Agents, Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The total number of shares of stock which the Corporation shall have authority to issue is Five Million (5,000,000) shares of common stock, consisting of: (i) Two Million Five Hundred Thousand (2,500,000) shares of Class A Voting Common Stock, par value $0.0001 per share; and (ii) Two Million Five Hundred Thousand (2,500,000) shares of Class B Non-Voting Common Stock, par value $0.0001 per share. Except as may be provided in this Certificate of Incorporation or required by law, the Class A Voting Common Stock shall have voting rights in the election of directors and on all other matters presented to shareholders, with each holder of Class A Voting Common Stock being entitled to one vote for each share of Class A Voting Common Stock held of record by such holder on such matters. Except as required by law, the Class B Non-Voting Common Stock shall have no voting rights.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Jeffrey S. Marks	9 Chatelaine Newport Coast, CA. 92657

Article VI

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve

intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has executed this Certificate on February 25, 2018.

Jeffrey S. Marks, Incorporator

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "UNI-DATA TECH, INC.", CHANGING ITS NAME FROM "UNI-DATA TECH, INC." TO "UNIDATA TECH, INC.", FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF AUGUST, A.D. 2018, AT 11:18 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

6771185 8100
SR# 20186295683

Authentication: 203298408
Date: 08-23-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:18 AM 08/22/2018
FILED 11:18 AM 08/22/2018
SR 20186295683 - File Number 6771185

CERTIFICATE OF AMENDMENT TO CERTIFICATE OF INCORPORATION FOR UNI-DATA TECH, INC., a Delaware corporation

The undersigned, Christopher Anthony, hereby certifies as follows:

1. He is the duly elected, qualified and acting President of Uni-Data Tech, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**").

2. Article I of the Certificate of Incorporation is hereby amended to read as follows:

"The name of the corporation is "UniData Tech, Inc."

3. The amendment set forth herein shall become effective immediately upon the filing of this Certificate of Amendment.

4. The amendment set forth herein has been duly approved and adopted by the Board of Directors of this Corporation.

5. The necessary number of issued and outstanding shares of capital stock of the Corporation required by statute was voted in favor of the amendment.

6. Such amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Uni-Data Tech, Inc., has caused this certificate to be signed by Christopher Anthony, its President, this 21st day of August, 2018.

By: ______________________
Christopher Anthony, President